January 29, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Pamela A. Long, Assistant Director

100 F Street, NE

Washington, D.C. 20549

Re: HD View 360 Inc.

Form S-1

Filed December 31, 2015

File No. 333-208826

Dear Ms. Long:

On behalf of HD View 360 Inc., a Florida corporation (the “Company”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated January 27, 2016, to the Company’s Registration Statement on Form S-1 (File No. 333-208826) (the “Registration Statement”) originally filed with the Commission on December 31, 2015, in connection with the registration for resale of the Company’s common stock (“Common Stock”). In connection with these responses, the Company is filing an Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) via EDGAR.

GENERAL

Staff Comment 1

1. We note the disclosure on page 14 and elsewhere that you are required to file reports under Section 15(d) of the Exchange Act in the fiscal year that the registration statement is declared effective and that you are not required to file these reports after that fiscal year, provided you have less than 300 shareholders. Disclose whether you intend not to file reports under Section 15(d) of the Exchange Act after the fiscal year in which the registration statement is declared effective, provided you have less than 300 shareholders.

Company Response to Staff Comment 1

1. We have amended our disclosure under the heading caption “Reports to Shareholders” as follows:

As a result of this offering and assuming the registration statement is declared effective before December 31, 2016, as required under Section 15(d) of the Securities Exchange Act of 1934, we will file periodic reports with the Securities and Exchange Commission through December 31, 2016, including a Form 10-K for the year ended December 31, 2016, assuming this registration statement is declared effective before that date.  At or prior to December 31, 2016, we intend voluntarily to file a registration statement on Form 8-A which will subject us to all of the reporting requirements of the 1934 Act.  This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC.  In addition, our officers, directors and ten percent (10%) stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity.  We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than five hundred (500) shareholders and total assets of more than $10 million on December 31, 2016.  If we do not file a registration statement on Form 8-A at or prior to December 31, 2016 as presently intended, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act, our securities can no longer be quoted on the OTC Markets OTCQB, and our officers, directors and ten (10%) stockholders will not be required to submit reports to the SEC on their stock ownership and stock trading activity.  We will deliver an annual report to our security holders that will include audited financial statements regardless of whether we are obligated to do so.

REGISTRATION STATEMENT’S FACING PAGE

Staff Comment 2

2. The EDGAR system indicates that your primary standard industrial classification code number is 1700 and not 7373. Please revise.

Company Response to Staff Comment 2

2. We have updated the Registration Statement to reflect that our standard industrial classification code number is 1700.

CALCULATION OF REGISTRATION FEE, PAGE ii

Staff Comment 3

3. Specify in footnote (3) the subparagraph of Rule 457 of the Securities Act that you relied upon for computing the amount of the registration fee.

Company Response to Staff Comment 3

3. We have updated the Registration Statement to reflect that we relied upon Rule 457 (e) of the Securities Act in computing the amount of the registration fee.

PROSPECTUS’ OUTSIDE FRONT COVER PAGE

Staff Comment 4

4. Disclosure in the fee table indicates that you intend to seek a market maker to have your common stock quoted on the OTCQB. Please clarify this on the prospectus’ outside front cover page and in your plan of distribution section. Note that issuers of securities on the OTCQB may rely upon certain staff accommodations for issuers where a public or existing market is necessary.

For example, selling stockholders of an issuer of securities on the OTCQB may sell at prices set by that market once the issuer’s shares are quoted on the OTCQB. This position, however, does not extend to certain other OTC Markets’ marketplaces such as OTC Pink. Please revise, therefore, your references to other OTC Markets on the prospectus’ outside front cover page and in the plan of distribution section to clarify that you are referring to the OTCQB.

Company Response to Staff Comment 4

4. We have modified our references to other OTC Markets on the prospectus’ outside front cover page, the plan of distribution and other applicable sections to clarify that we are referring to the OTC Markets OTCQB.

OFFERED PRICE BY SELLING STOCKHOLDERS, PAGE 6

Staff Comment 5

5. Disclosure that the selling stockholders will offer the shares at prevailing market prices or privately negotiated prices is inconsistent with disclosure on the prospectus’ outside front cover page and elsewhere that the selling stockholders will offer their shares at $0.70 per share until your shares are quoted by the OTC Markets inter-dealer quotation system and thereafter at prevailing market prices or privately negotiated prices. Please reconcile the disclosures.

Company Response to Staff Comment 5

5. We have modified our disclosures to reflect that the selling stockholders will offer the shares at $0.70 per share until our shares are quoted by the OTC Markets OTCQB and thereafter at prevailing market prices or privately negotiated prices.

SELLING STOCKHOLDERS, PAGE 16

Staff Comment 6

6. We note that you list a number of transactions in which the company sold shares of common stock. Please identify which of these transactions resulted in the selling stockholders owning the shares of common stock that you are registering for resale.

Company Response to Staff Comment 6

6. We have identified the transactions that resulted in the selling stockholders owning the shares of common stock that we are registering for resale as follows:

The 432,631 common shares being registered were issued as follows:

•	From November 16, 2015, through January 26, 2016, we received proceeds of approximately $199,579 or $.60 per share from the sale of 332,631 shares of our common stock to 24 persons, of which 332,631 common shares are being registered, and

•	In April and May of 2015, we sold and aggregate of 1,800,000 common shares to one (1) person at the price of $.00833 per share or an aggregate of $15,000, of which 100,000 common shares are being registered.

Staff Comment 7

7. We note that some selling stockholders have the same surname. For example, refer to Diego Terzano and Fabiola Terzano, Jessica Gomez and Andres Gomez, the controlling stockholder of Global Prestige Development Group. Tell us the relationship, if any, of any selling stockholders with the same surname.

Company Response to Staff Comment 7

7. We have disclosed all relationships between shareholders with the same surname in the footnotes to the Selling Stockholder table.

Staff Comment 8

8. Your selling stockholders table indicates that Miklos Gulyas owns 19.5% of the company’s outstanding common stock before the offering and 20% after the offering in which he has registered 50,000 shares of common stock for resale. Please revise.

Company Response to Staff Comment 8

8. We have corrected the stockholders table to reflect the correct percentage held by Mr. Gulyas after the offering.

Staff Comment 9

9. Refer to footnote (4) to the selling stockholders’ table. Disclose whether Andres Gomez has sole or shared voting and dispositive powers for the shares of common stock beneficially owned by Global Prestige Development Group.

Company Response to Staff Comment 9

9. We have revised footnote (4) to disclose that Andres Gomez has sole voting and dispositive powers for the shares of common stock beneficially owned by Global Prestige Development Group.

PROPERTY, 25

Staff Comment 10

10. Advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Company Response to Staff Comment 10

10. We have added the lease agreement as Exhibit 10.3.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 27

Staff Comment 11

11. Please amend your filing to provide a discussion and analysis of liquidity with a focus on material changes in operating, investing, and financing cash flows as depicted in the statement of cash flows and the reasons for underlying changes. Refer to Section 501.13.b of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Company Response to Staff Comment 11

11. We have amended our filing to provide a discussion and analysis of liquidity with a focus on material changes in operating, investing, and financing cash flows as depicted in the statement of cash flows and the reasons for underlying changes.

COST AND EXPENSES, PAGE 28

Staff Comment 12

12. You identify the amounts of certain income statement account line items period over period; however, you do not provide an explanation of the underlying reason for changes across periods. Please amend your filing to provide an explanation for the changes in your income statement line items. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Company Response to Staff Comment 12

12. We have amended the filing to provide an explanation for the changes in the income statement line items.

RESULTS OF OPERATIONS, PAGE 29

Staff Comment 13

13. Please amend your filing to include a discussion of revenue and gross margin and the underlying reasons for changes period over period. For example, we note that gross margin increased from 32% for the nine months ended September 30, 2014 to 56% for the nine months ended September 30, 2015, but there is no analysis to explain the increase or whether this will be indicative of future period results. Additionally, on page 28 you disclose that increased sales in 2015 were attributable to increased volume of sales to two customers and their franchisees so it is unclear to us whether this was the underlying reason for the increase in gross margin. Please clarify in your amended filing. If there were multiple contributing factors for the increase in gross margin, such as increase in sales price, decreased inventory costs, or change in product mix, please also provide a discussion of these factors, and quantify each contributing factor. Refer to Section 501.12 of the Financial Reporting Codification and Item 303 of Regulation S-K for guidance.

Company Response to Staff Comment 13

13. We have amended the filing to provide a discussion of revenue and gross margin and the underlying reasons for changes period over period.

EXECUTIVE COMPENSATION, PAGE 32

Staff Comment 14

14. Update the summary compensation and the outstanding equity awards tables to include data for the fiscal year ended December 31, 2015. See subparagraphs (n)(1) and (p)(1) of Item 402 of Regulation S-K.

Company Response to Staff Comment 14

14. We have updated the summary compensation and the outstanding equity awards tables to include data for the fiscal year ended December 31, 2015.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 35

Staff Comment 15

15. Update the disclosure to include information for your entire last fiscal year. See Item 404(a) of Regulation S-K.

Company Response to Staff Comment 15

15. We have updated our Certain Relationships and Related Transactions disclosure to include information for the entire last fiscal year ended December 31, 2015.

INTEREST OF NAMED EXPERTS, PAGE 36

Staff Comment 16

16. Include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Company Response to Staff Comment 16

16. We have included counsel’s address as requested.

ADDITIONAL INFORMATION, PAGE 37

Staff Comment 17

17. We note the “not necessarily complete” language in the first paragraph. Clarify that statements contained in the prospectus about the contents of any contract or other document filed as an exhibit to the registration statement include the material provisions of the contract or other document.

Company Response to Staff Comment 17

17. We have modified our disclosures as follows:

We filed with the Securities and Exchange Commission a registration statement under the Securities Act for the securities in this offering.  This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement.  For further information with respect to us and our securities, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.  Statements contained in this prospectus about the contents of any contract or other document filed as an exhibit to this registration statement include the material provisions of the contract or other document.  A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.  The address of the website is www.sec.gov.

Staff Comment 18

18. We note the statement “We file periodic reports under the Exchange Act” in the second paragraph. Clarify that you will file periodic reports under the Exchange Act following the registration statement’s effectiveness.

Company Response to Staff Comment 18

18. We have modified our disclosures to reflect that we will file periodic reports under the Exchange Act following the Registration Statement’s effectiveness.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

Staff Comment 19

19. Please update your financial statements when required pursuant to Rule 8-08 of Regulation S-X.

Company Response to Staff Comment 19

19. We plan to update our financial statements when required to remain in compliance with Rule 8-08 of Regulation S-X.

NOTES TO THE FINANCIAL STATEMENTS, PAGE F-5

Staff Comment 20

20. Given your disclosure that two customers materially impacted sales for 2015, please tell us your consideration of providing information about major customers pursuant to ASC 280-10-50-42. Specifically, if revenues from transactions with a single external customer amount to 10% or more of your revenues, you are required to disclose that fact and the total amount of revenues from each such customer.

Company Response to Staff Comment 20

20. The two customers disclosed in the Registration Statement are not specific customers but rather two individual franchisor customer groups: European Wax Center® and Amazing Lash Studio®. A significant portion of sales were to the individual franchisees of those franchises.

ASC 280-10-50-42 requires disclosure of information about a registrant’s reliance on major customers, using a 10 percent threshold, including customers under common control. Based on our understanding of the franchise agreements, these two franchisors do not have significant (or controlling) influence over a franchisee decision to contract for our products and services. Further, we contract directly with these individual franchisees. No revenues from any of the individual franchisees amount to 10 percent or more of our revenues. Thus, we believe- that major customer disclosures are not required in the financial statement notes.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dennis Mancino

Dennis Mancino, Chief Executive Officer